Filer:  Comptek Research, Inc.
                                   Pursuant to Rule 425 under the
                                   Securities Act of 1933
                                   Commission File No. 1-8502




On June 22, 2000, Comptek Research, Inc. ("Comptek") filed a
Current Report on Form 8-K (the "Form 8-K") for the purposes of reporting the following under the heading "Item 5. Other Events":

     "On June 12, 2000, Comptek Research, Inc. (the "Company") entered into an Agreement and Plan of Merger, dated as of June 12, 2000 (the "Merger Agreement") with Northrop Grumman Corporation ("Northrop") and Yavapai Acquisition Corp., a wholly owned subsidiary of Northrop (the " Merger Sub"), providing for the merger of Merger Sub with and into the Company (the "Merger"). Upon consummation of the Merger
     (i) the Company will become a wholly owned subsidiary of Northrop and (ii) each outstanding share of common stock of the Company will be converted into common stock of Northrop and the right to receive cash in lieu of fractional shares of Northrop common stock.

     Pursuant to the Rights Agreement dated April 16, 1999 between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement"), the Board of Directors of the Company (the "Board") declared a dividend of one right (a "Right") for each outstanding share of the Company's common stock, par value $0.02 per share (the "Company Common Stock"), to stockholders of record at the close of business on April 30, 1999. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $45.00 per unit of one one-hundredth of a share, subject to adjustment. The description and the terms of the Rights are set forth in the Rights Agreement.

     At a Special Meeting of the Board held on June 12, 2000, the Board approved an amendment to the Rights Agreement, dated and effective as of June 12, 2000 (the "Amendment"). The Amendment was entered into in connection with the Merger Agreement. Pursuant to the Merger Agreement (i) Merger Sub shall make an exchange offer (the "Offer") to exchange shares of common stock, par value $1.00 per share ("Northrop Common Stock"), of Northrop for all of the issued and outstanding shares of the Company Common Stock and (ii) Merger Sub shall merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

     The Amendment provides that neither Northrop, Merger Sub nor any Associate or Affiliate of Northrop or Merger Sub, individually or collectively, shall be deemed to be an Acquiring Person, nor shall a Distribution Date be deemed to have occurred solely as a result of (i) the announcement, approval, execution or delivery of the Merger Agreement,
     (ii) the consummation of the Offer and/or the Merger or
     (iii) the consummation of the other transactions contemplated by the Merger Agreement.

     The Amendment further provides that neither a Section 11(a)(ii) Event nor an event described in Section 13 of the Rights Agreement shall be deemed to have occurred as a result of (i) the announcement, approval, execution or delivery of the Merger Agreement, (ii) the consummation of the Offer and/or the Merger or (iii) the consummation of the other transactions contemplated by the Merger Agreement and the Rights shall not be adjusted or exercisable in accordance with Section 11 or Section 13.

     Copies of the Amendment and Merger Agreement are filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively. Copies of the Rights Agreement and the Amendment are available free of charge from the Company. This summary description of the Rights Agreement and the Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Amendment, which are incorporated herein by reference."

Exhibits 99.1 and 99.2 to the Form 8-K are incorporated herein by reference.

                            * * * * *
We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger (described above), because they will contain important information:

* Northrop Grumman Corp.'s ("Northrop") preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

* Northrop's Registration Statement on Form S-4 and Schedule
  TO containing or incorporating by reference such documents and other information.

* Comptek's Solicitation/Recommendation Statement on Schedule
  14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents from Comptek by directing your request to Investor Relations at www.comptek.com or by fax to Christopher Head, Esq.'s attention at (716) 677-
0936. The prospectus and the other documents may also be obtained by contacting Northrop Grumann Corporation, 1840 Century Park East, Los Angeles, CA 90067, Attn: Office of the Secretary.